City Holding Company Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**CITY HOLDING COMPANY**
Form Type:	**11-K**
Reporting Period / Event Date:	**12/31/07**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission File Number 0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2007

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Item 9(b) - Exhibits:
    Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we were not engaged to, perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Gibbons & Kawash
Charleston, WV

June 25, 2008

Statements of Net Assets Available for Benefits

	December 31	
	2007	2006
Assets		
Investments at fair value:		
Mutual and commingled funds	$ 21,730,805	$ 21,503,615
Common stock of City Holding Company	12,725,422	15,233,482
Participant loans	1,377,862	1,110,849
Net assets available for benefits	$ 35,834,089	$ 37,847,946

The accompanying notes are an integral part of these financial statements.


City Holding Company
401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007


Additions

Investment income:

Interest and dividends	$	550,317
		550,317
Contributions:		
Contributions from employer		627,935
Contributions from employees		1,718,432
		2,346,367
Total additions		2,896,684

Deductions

Net depreciation in fair value of investments	803,831
Withdrawals and benefits paid directly to participants	4,088,560
Administrative expenses	18,150
Total payments and expenses	4,910,541
Net decrease	(2,013,857)
Net assets available for benefits:	
Beginning of year	37,847,946
End of year	$ 35,834,089

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 2007 and 2006. During 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the FSP). The FSP requires that certain investment contracts held by a defined-contribution plan, which were previously presented at contract value, are required to be reported at fair value. The adoption of this FSP did not have a material impact on the Plan's financial statements as the contract values of the investments in such investment contracts approximate fair value.

The participant loans are valued at their outstanding balances, which approximate fair value.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options, offered by the Plan.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Notes to Financial Statements

2. Description of Plan

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

General

The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

Participant Accounts

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $81,000 and $578,000 in 2007 and 2006, respectively, of participant account balances rolled-over from previous employer plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant's account in the Plan sponsor stock.

Vesting

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

2. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan's assets.

5. Investments

During 2007, the Plan's investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized (Depreciation) in Fair Value of Investments
Mutual and commingled funds	$ 1,681,495
Common stock	(2,485,326)
Total	$ (803,831)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2007	2006
* City Holding Company common stock	$ 12,725,422	$ 15,233,482
Federated Capital Preservation Fund	7,462,792	8,918,923
American Funds American Balanced Fund	2,834,724	2,520,913
Federated Capital Appreciation Fund	2,206,328	1,932,324
American Funds EuroPacific fund	2,008,620	1,436,991
Federated Kaufman Fund	2,073,729	1,186,334

   * Party-in-interest

City Holding Company
401(k) Plan and Trust

Plan: 002 EIN: 550619957

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	Common stock:		
*	City Holding Company common stock	376,047 Shares	$ 12,725,422
	Investments in mutual or commingled funds:		
	Federated Capital Appreciation Fund	103,389 Units	2,206,328
	Federated Capital Preservation Fund	746,279 Units	7,462,792
	Federated Kaufmann Fund	332,862 Units	2,073,729
	Federated Short-Term Income Fund	108,235 Units	904,847
	Federated Max-Cap Index Fund	38,589 Units	909,551
	Federated Stock Trust Fund	25,973 Units	682,840
	Federated Total Return Bond Fund	36,321 Units	388,634
	American Funds American Balanced Fund	147,029 Units	2,834,724
	American Funds EuroPacific Growth Fund	40,044 Units	2,008,620
	American Funds Washington Mutual Investor Fund	7,726 Units	259,134
	American Funds AMCAP Fund	19,149 Units	384,513
	Alger Large Cap Growth Institutional Fund	26,684 Units	436,019
	Baron Small Cap Fund	49,479 Units	1,179,076
			21,730,805
	Participant loans	Interest at 5.00%-9.25%,	
		maturing through	
		May 2018	1,377,862
	Total		$ 35,834,089

Column (d), cost, has been omitted, as investments are participant-directed.

   * Indicates a party-in-interest to the Plan.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 25, 2008

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 11-K of City Holding Company 401(k) Plan and Trust for the year ended December 31, 2007, of our report dated June 25, 2008, including its Registration Statement on Form S-8 (File No. 33-62738) dated June 25, 2008, relating to the financial statements and supplemental schedule.

/s/ Gibbons & Kawash

Charleston, West Virginia
June 25, 2008